UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13 D
(Initial Filing)
Under the Securities Exchange Act of 1934
INTEGRAL VISION, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
4 5 8 1 1 H 1 0 6
(CUSIP Number)
J. N. Hunter
J. A. Hunter
2249 Davis Court
Hayward, CA 94545
(510) 785-6500
(Name, Address, & Telephone number of person authorized
to receive notices and communications)
September 15, 2008
(Date of Event Which Requires Filing of this Statement)
If the person filing has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box ☑.

CUSIP Number:	4 5 8 1 1 H 1 0 6

1	NAMES OF REPORTING PERSONS J. N. Hunter and J. A. Hunter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) N/A
(b) N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N/A

6	CITIZENSHIP OF PLACE OF ORGANIZATION

U. S. A. (for all filers and entities)

	7	SOLE VOTING POWER

NUMBER OF		For J. N. Hunter: 263,846 For J. A. Hunter: none

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		For J. N. Hunter: 8,596,294 For J. A. Hunter: 8,596,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		For J. N. Hunter: 263,846 For J. A. Hunter: none

WITH	10	SHARED DISPOSITIVE POWER

For J. N. Hunter: 8,596,294 For J. A. Hunter: 8,596,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED

For J. N. Hunter: 8,860,140 For J. A. Hunter: 8,596,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) above

For J. N. Hunter: 24.87% For J. A. Hunter: 24.13%

14	TYPE OF REPORTING PERSON

EP (J. N. and J. A. Hunter: 8,408,448 shares) PN (J. N. and J. A. Hunter: 187,846 shares) IN (J. N. Hunter: 263,846 shares)

Item 1. Security and Issuer
Common stock

Integral Vision, Inc. 49113 Wixom Tech Drive Wixom, Michigan 4 8 3 9 3
Item 2. a. For: J. N. Hunter:
J. N. Hunter is filing this document due to his interest in the securities of the issuer as follows:
1)	8,408,448 shares as the trustee of the Industrial Boxboard Corporation Profit Sharing Plan and Trust.

2)	187,846 shares as the general partner of the Industrial Boxboard Company

3)	263,846 shares as the beneficiary of his personal IRA
b.	2249 Davis Court Hayward, CA 94545

c.	President

Industrial Boxboard Corporation 2249 Davis Court Hayward, CA 94545

The Industrial Boxboard Corporation designs and manufactures creative custom packaging.

d.	No applicable criminal convictions

e.	No applicable civil proceedings

f.	Citizenship: U. S. A.
Item 2. a. For J. A. Hunter:
J. A. Hunter is filing this document due to her interest in the securities of the issuer as follows:
1)	8,408,448 shares as the trustee of the Industrial Boxboard Corporation Profit Sharing Plan and Trust.

2)	187,846 shares as the general partner of the Industrial Boxboard Company
b.	2249 Davis Court Hayward, CA 94545

c.	Vice President

Industrial Boxboard Corporation 2249 Davis Court Hayward, CA 94545

The Industrial Boxboard Corporation designs and manufactures creative custom packaging.

d.	No applicable criminal convictions

e.	No applicable civil proceedings

f.	Citizenship: U. S. A.
Item 3. Source and Amount of Funds or Other Consideration
J. N. Hunter and J. A. Hunter, Trustees of The Industrial Boxboard Corporation Profit Sharing Plan and Trust (the “IBC Profit Sharing Plan”) exchanged short term secured notes in the amount of $1,243,000 (plus $66,371 of accrued interest due on such short term secured notes as of September 15, 2008) for convertible notes of the issuer convertible into 5,237,484 shares of the issuer (said short term notes had been purchased with funds from the IBC Profit Sharing Plan between November 21, 2006 and August 26, 2008). The IBC Profit Sharing Plan also received warrants to purchase 693,131 shares of the Issuer at $0.25 per share on September 15, 2008 pursuant to the terms of its short term secured notes.

Item 4. Purpose of Transaction
The purpose of the note exchange on September 15, 2008 was to enable the Issuer (hereinafter referred to as the “Company”) to amend the terms of its agreements with certain investors that purchased securities from the Company in April 2005 (see the Securities Purchase Agreement dated April 12, 2005 filed with the Securities and Exchange Commission by the Company on Form 8-K on April 14, 2005 including Exhibits and attachments thereto [the “Securities Purchase Agreement"]). The investors who received common stock and warrants to purchase common stock pursuant to the Securities Purchase Agreement are herein defined as the “PIPE Investors.” The Securities Purchase Agreement included some terms intended to protect the PIPE Investors’ ownership position in the Company if the Company issued equity securities on more favorable terms to new investors other than to the PIPE Investors (the “PIPE Anti-dilution Terms”). Said PIPE Anti-dilution Terms adversely affected the Company’s ability to raise equity funds on terms that would be attractive to new investors. The Company was able to raise funds to maintain its operations by issuing short term notes secured primarily by the intellectual property of the Company. The filer purchased some of these short term secured notes.

The filer exchanged most of its short term secured notes for long term convertible notes to enable the Company to amend the PIPE Anti-dilution terms such that the Company should be able to raise additional equity funds if needed.

The filer acquired the convertible notes for long term investment purposes as a passive investor.
Item 5. Interest in Securities of the Issuer
(a)	For: J. N. Hunter:
1)	8,408,448 shares as the trustee of the IBC Profit Sharing Plan (23.60% of the shares of the issuer). Included in the 8,408,448 shares are 2,343,272 shares owned outright, 827,692 shares issuable upon the exercise of warrants, and 5,237,484 shares issuable upon the conversion of convertible notes held.

2)	187,846 shares as the general partner of the Industrial Boxboard Company (0.64% of the shares of the issuer)

3)	263,846 shares as the beneficiary of his personal IRA (0.89% of the shares of the issuer)

For: J. A. Hunter:
1)	8,408,448 shares as the trustee of the IBC Profit Sharing Plan (23.60% of the shares of the issuer). Included in the 8,408,448 shares are 2,343,272 shares owned outright, 827,692 shares issuable upon the exercise of warrants, and 5,237,484 shares issuable upon the conversion of convertible notes held.

2)	187,846 shares as the general partner of the Industrial Boxboard Company (0.64% of the shares of the issuer)
Note:	All percentage ownership figures shown in this section are calculated according to SEC rules for their calculation.
(b) J. N. Hunter has the shared power to vote and dispose of 8,596,294 shares and the sole power to vote and dispose of 263,846 shares.
J. A. Hunter has the shared power to vote and dispose of 8,596,294 shares.
(c) The IBC Profit Sharing Plan acquired $114,000 of short term secured notes of the issuer on August 26, 2008 ($13,000 of which was repaid September 8, 2008). The IBC Profit Sharing Plan exchanged short term secured notes in the amount of $1,243,000 (plus $66,371 of accrued interest due on such short term secured notes as of September 15, 2008) for convertible notes of the issuer (paying 8% interest and due July 1, 2010) — said short term notes had been purchased with funds from the IBC Profit Sharing Plan between November 26, 2006 and August 26, 2008. The convertible notes can be converted at the option of the IBC Profit Sharing Plan into shares of the issuer at $0.25 per share. (The IBC Profit Sharing Plan also received four year warrants to purchase 693,131 shares of the issuer at $0.25 per share on September 15, 2008 pursuant to the terms of its short term secured notes. IBC Profit Sharing Plan is not entitled to receive any additional warrants on remaining secured notes held. The IBC Profit Sharing Plan also owns warrants to purchase 134,561 shares of the issuer at $1 per share — said warrants had been issued in December 2004 and April 2005. On September 15, 2008, the exercise price of these warrants was reduced from $1 per share to $0.25 per share.

(d) and (e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
None

Item 7. Materials to Be Filed as Exhibits
None
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement if true, complete, and correct.
Date: September 23, 2008

Signatures:	/s/ J. N. HUNTER	/s/ J. A. HUNTER
	J. N. Hunter	J. A. Hunter